Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen S&P 500 Buy-Write Income Fund
f/k/a Nuveen Equity Premium Income Fund, the  Fund

811-21619

On December 22, 2014 the above-referenced fund was the surviving fund in reorganization. All of the assets of the Nuveen Equity Premium Opportunity Fund were transferred to the Nuveen Equity Premium Income Fund, which also changed its name. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization (exhibit D) are contained in the SEC filing on Form N-14 8C, accession number 0001193125-14-279085, filed on July 24, 2014, which materials are herein incorporated by reference.